 Filed Pursuant to General Instruction II.L of Form F-10
 File No. 333-258788

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement (the “prospectus supplement”), together with the accompanying short form base shelf prospectus dated August 12, 2021 (the “base shelf prospectus” and, as supplemented by this prospectus supplement, the “prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this prospectus supplement and the base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms Ltd. at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790), and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

to the short form base shelf prospectus dated August 12, 2021

New Issue and/or Secondary Offering	August 16, 2021

BITFARMS LTD.

US$500,000,000

Common Shares

This prospectus supplement of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”), together with the base shelf prospectus, hereby qualifies the distribution (the “Offering”) of up to US$500,000,000 of common shares in the capital of the Company (“Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) pursuant to an at the market offering agreement dated August 16, 2021 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). Pursuant to the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement. The Offering is being made only in the United States under a registration statement filed under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) on Form F-10 (File No. 333-258788), filed with the United States Securities and Exchange Commission (the “SEC”) on August 12, 2021 and declared effective by the SEC on August 12, 2021. No Offered Shares will be sold under the Sales Agreement in Canada or on the TSX Venture Exchange (the “TSXV”) or any other trading markets in Canada. This prospectus supplement also qualifies the resale in the United States (the “Resale”) of Common Shares issuable upon the exercise of warrants held by selling securityholders identified in this prospectus supplement (the “Selling Securityholders” and such Common Shares, the “Registrable Shares”) from time to time, in such amounts, at such prices and on such terms as will be determined at the time that such Registrable Shares are offered. See “PLAN OF DISTRIBUTION”.

The Common Shares of the Company (“Common Shares”) are listed for trading on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “BITF” and on the TSX Venture Exchange (the “TSXV”) under the trading symbol “BITF”. On August 13, 2021, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and Nasdaq was C$8.55 and US$6.78, respectively. The TSXV has conditionally approved the listing of the Common Shares offered by this prospectus supplement, subject to the Company fulfilling all of the listing requirements of the TSXV.

No underwriter or agent of the at-the-market distribution, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the securities or securities of the same class as the securities distributed under this prospectus supplement, including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

In the opinion of counsel, the Common Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts.

Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in both Canada and/or the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. You should read the tax discussion in this prospectus supplement and consult your own tax advisor with respect to your own particular circumstances.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement and the accompanying base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “SELLING SECURITYHOLDERS”.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. One of the Company’s material subsidiaries, namely Bitfarms Ltd. (Israel), is incorporated under the laws of Israel and some of the Company’s directors and officers, namely: Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, and Jeffrey Lucas reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki
Nicolas Bonta	Bitfarms Ltd.
Andres Finkielsztain	18 King St. E, Suite 902
Jeffrey Lucas	Toronto, ON M5C 1C4

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus supplement and the base shelf prospectus (collectively, the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus supplement and the accompanying base shelf prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this prospectus supplement and the accompanying base shelf prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSXV or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent a broker fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses in connection with the Sales Agreement as described in the “PLAN OF DISTRIBUTION.” In connection with sales of the Offered Shares, the Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “RISK FACTORS” in this prospectus supplement and the accompanying base shelf prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

The Company’s registered office is located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

AGENT

H.C. WAINWRIGHT & CO.

TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

S-i

IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and also adds to and updates certain information contained in the base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Common Shares offered hereunder. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering of the Offered Shares and the Resale of the Registered Shares. If the description of the Common Shares varies between this prospectus supplement and the accompanying base shelf prospectus, investors should rely on the information in this prospectus supplement. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying base shelf prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base shelf prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. The Company and the Agent have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. The distribution of this prospectus supplement and the Offering or the Resale in certain jurisdictions may be restricted by law. You should assume that the information contained in this prospectus supplement and the accompanying base shelf prospectus, as well as information field with the SEC and with the securities regulatory authorities in each of the Provinces and Territories of Canada that is that is incorporated by reference herein and in the accompanying base shelf prospectus, is accurate only as of its respective date, regardless of the time of delivery of the base shelf prospectus, this prospectus supplement or any amendment thereto, or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus supplement and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries mine, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com) or in the United States through EDGAR at the website of the SEC at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably generate cryptocurrencies;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	The Company’s limited operating history.

●	Future capital needs and uncertainty of additional financing.

●	Share price fluctuations.

●	The need for the Company to manage its planned growth and expansion.

●	Cybersecurity threats and hacking.

●	Possibility of cessation of monetization of cryptocurrencies.

●	Limited history of de-centralized financial system.

●	Technological obsolescence and difficulty in obtaining hardware.

●	Price volatility of cryptocurrencies.

●	The Bitcoin Halving Events.

●	Cryptocurrency network difficulty and impact of increased global computing power.

●	Economic dependence on regulated terms of service and electricity rates risks.

●	Future profits/losses and production revenues/expenses.

●	Cryptocurrency exchanges are new and mostly unregulated.

●	Discretion regarding use by the Company of available funds.

●	Political and regulatory risk.

●	Permits and licenses.

●	Server failures.

●	Global financial conditions.

●	Tax consequences.

●	Environmental regulations.

●	Environmental liability.

●	Erroneous transactions and human error.

●	The continued development of existing and planned facilities.

●	Risks of non-availability of insurance.

●	Competition.

●	Reliance on key personnel.

●	Credit risk.

●	Uncertainty of widespread use of cryptocurrency.

●	Interest rate risk.

●	Fluctuations in currency exchange rates.

●	Controlling shareholder risk.

●	COVID-19 pandemic risk.

●	Forward looking statements.

●	Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties.

●	Discretion over use of proceeds.

●	Absence of a public market for certain of the securities.

●	Unsecured debt securities.

●	Effect of changes in interest rates on debt securities.

●	Effect of fluctuations in foreign currency markets on debt securities.

●	Trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement, in the accompanying base shelf prospectus and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2020 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus supplement.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge to shareholders and other interested parties through the “Investors” portion of the Company’s website at www.bitfarms.com as well as on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on the Company’s website, SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this prospectus supplement, provided that such documents are not incorporated by reference to the extent that their contents are modified or superseded by a statement contained in this prospectus supplement or the accompanying base shelf prospectus or in any other subsequently filed document that is also incorporated by reference in this prospectus supplement or the accompanying base shelf prospectus, as further described below:

●	the Company’s annual information form for the year ended December 31, 2020, dated as at April 7, 2021 and filed on April 7, 2021 (the “2020 AIF”);

●	the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 the notes thereto and the independent auditors’ reports thereon, filed on April 13, 2021 (the “2020 Annual Financial Statements”);

●	the Company’s annual management’s discussion and analysis for the year ended December 31, 2020, dated as at March 24, 2021 and filed on March 25, 2021 (the “2020 MD&A”);

●	the information circular dated January 2, 2020 with respect to a special meeting of shareholders (“Shareholders”) held on February 4, 2020, filed on January 13, 2020;

●	the material change report dated January 4, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 7, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 11, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the resignation of Mathieu Vachon as Chief Information Officer and a Director of the Company;

●	the material change report dated February 4, 2021 relating to the corporate update of the Company’s computing power expansion and other activity;

●	the material change report dated February 8, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 10, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 18, 2021 relating to the installation of cryptocurrency mining equipment;

●	the material change report dated February 23, 2021 relating to the update of the Company’s operating hash rate and full repayment of term loan;

●	the material change report dated March 2, 2021 relating to the purchase of cryptocurrency mining equipment;

●	the material change report dated March 12, 2021 relating to the entering into a marketing and consulting agreement with CORE IR;

●	the material change report dated March 24, 2021 relating to the entering into of a hosting agreement with Blockware Solutions LLC and Blockware Mining LLC in the United States;

●	the material change report dated March 25, 2021 relating to the filing of the 2020 Annual Financial Statements;

●	the material change report dated April 1, 2021 relating to the appointment of Mr. Darcy Donelle as Vice President of Corporate Development and the grant of stock options;

●	the material change report dated April 16, 2021 relating to the acquisition of equipment, its cryptocurrency inventory, and the application to list the Company’s common shares on the Nasdaq Stock Market;

●	the material change report dated April 19, 2021 relating to the Company’s expansion project in South America;

●	the material change report dated April 23, 2021 relating to the Company’s acquisition of 2,465 Whatsminer M30S Bitcoin mining machines through its strategic partnership with Foundry Digital LLC;

●	the material change report dated April 26, 2021 relating to the Company’s update of its expansion plans in the Province of Quebec;

●	the material change report dated May 6, 2021 relating to the purchase of 6,600 S19j Pro Antminers;

●	the material change report dated May 7, 2021 relating to the approval of the Company’s application to list the Common Shares on the Nasdaq Global Market®;

●	the material change report dated May 12, 2021 relating to the Company’s strategic relationship with MicroBT, one of the leading manufacturers of Bitcoin mining equipment in the world;

●	the material change report dated May 17, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the material change report dated May 20, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the material change report dated May 26, 2021 relating to the Company’s report on the results of its first quarter of the 2021 financial year;

●	the material change report dated May 28, 2021 relating to the announcement of the Company’s mining and deposit into custody of its 1000th Bitcoin;

●	the material change report dated June 3, 2021 relating to the appointment of Jeffrey Lucas as Chief Financial Officer, effective as of June 14, 2021, and the promotion of certain members of management of the Company and the grant of options to purchase Common Shares;

●	the information circular dated April 28, 2021 with respect to an annual general and special meeting of Shareholders (the “2021 Meeting”) to be held on June 25, 2021, filed on June 4, 2021;

●	the material change report dated June 9, 2021 relating to the receipt and deployment of the previously announced 1,500 M31S+ Miners and the approval of the listing of the Common Shares on the Nasdaq Global Market® listing;

●	the material change report dated June 10, 2021 relating to an update to the Company’s Bitcoin production;

●	the material change report dated June 18, 2021 relating to the commencement of the trading of the Company’s common shares on the Nasdaq Stock Market on June 21, 2021;

●	the material change report dated June 23, 2021 relating to a reminder to Shareholders of the 2021 Meeting;

●	the material change report dated June 30, 2021 relating to the grant of Options (as defined herein) and restricted share units to certain officers, directors, and directors of the Company;

●	the material change report dated July 14, 2021 relating to a cryptocurrency production update;

●	the material change report dated August 5, 2021 relating to an update to the Company’s Bitcoin production;

●	the Company’s unaudited interim consolidated financial statements as at June 30, 2021 and for the three and six months then ended and filed on August 16, 2021; and

●	the Company’s management’s discussion and analysis as at June 30, 2021 and for the three and six months then ended and filed on August 16, 2021;

●	the material change report dated August 16, 2021 relating to the Company’s report on the results of its second quarter of the 2021 financial year.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the termination of this offering of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. To the extent that any document or information incorporated by reference into this prospectus supplement is included in a report that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

Any statement contained in this prospectus supplement, in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying base shelf prospectus, to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

References to the Company’s website in this prospectus supplement, in the accompanying base shelf prospectus or in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Six Months ended June 30, 2021	Six Months ended June 30, 2020	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in Canadian dollars)
High	1.2828	1.4496	1.4496	1.3600
Low	1.2040	1.2970	1.2718	1.2988
Average	1.2470	1.3651	1.3415	1.3269
Closing	1.2394	1.3628	1.2732	1.2988

On August 13, 2021, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2514.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus supplement forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) powers of attorney from certain of the Company’s directors and officers; and (3) the Sales Agreement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to certain securities of the Company, including the Offered Shares. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018.

The Company has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

The Company’s Common Shares are listed for trading on Nasdaq under the trading symbol (“BITF”) and on the TSXV under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd.	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
9159-9290 Québec Inc. (operating under the name “Volta Électronique Inc.”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency coins and tokens. Backbone Hosting Solutions Inc. (“Backbone”) owns and operates server farms, comprised of computers (each herein referred to as, a “Miner”) primarily configured for the purpose of validating transactions on cryptocurrency network blockchains, and predominately the Bitcoin network blockchain. Backbone’s server farms currently mine Bitcoin and in the past have also mined Litecoin, Bitcoin Cash, Dash and Ethereum. Income is earned from the cryptocurrencies rewarded for validating a “block” of transactions and from the transaction fees it receives in return for securing and processing transactions (herein referred to as, “Mining”). Backbone exchanges cryptocurrencies mined into U.S. dollars, as needed, through reputable cryptocurrency trading platforms. In the description of the business of the Company in this short form base shelf prospectus:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or 'blocks', are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

“Hashrate” shall refer to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of Miners designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”).

The Company operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta assists the Company in building and maintaining its server farms, while also providing electrician services to both commercial and residential customers in Québec.

The Company’s operating and maintenance expenses are primarily composed of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The Company’s facilities are strategically located in geographical locations where electricity costs are low due to an abundance of green energy such as hydro power.

Recent Developments

There have been no material developments in the business of the Company since the date of the Company’s unaudited condensed interim consolidated financial statements as at and for the six months ended June 30, 2021, which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference herein.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Common Shares	11,820,772	7.04%
Nicolas Bonta(2)	Common Shares	11,034,506	6.57%
Total		22,855,278	13.61%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 1,354,900 options to purchase Bitfarms Canada Shares at an average price of C$4.64 per Bitfarms Canada Share and 50,000 RSUs (as defined below).
(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 1,354,900 options to purchase Bitfarms Canada Shares at an average price of C$4.64 per Bitfarms Canada Share and 50,000 RSUs.
(3)	A total of 167,987,977 Bitfarms Canada Shares are issued and outstanding as of August 16, 2021.

Certain Promoters have entered into certain non-arm’s length transactions with Backbone. See the 2020 AIF under the heading “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS - Transactions with Related Parties”.

No Promoter was within the 10 years before the date of this prospectus a director, CEO, or CFO of a person or company that was subject to an order (as that term is defined in section 10.2(1.1) of Form 51-102F2 – Annual Information Form) while or after that Promoter was acting in that capacity.

SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of a secondary offering by or for the account of certain Selling Securityholders. Information regarding the beneficial ownership of Common Shares by any additional Selling Securityholder, the number of Common Shares being offered thereby and the number of Common Shares beneficially owned by thereby after the applicable offering, where applicable, will be set forth in another prospectus supplement or in an amendment to the Registration Statement of which this prospectus supplement is a part.

The following table sets forth the name of certain Selling Securityholders, the number and percentage of our Common Shares beneficially owned thereby as of August 13, 2021 and the number and percentage of our Common Shares beneficially owned thereby assuming all of the Common Shares registered hereunder are sold under this prospectus in the manner contemplated under “PLAN OF DISTRIBUTION” in this prospectus (as may be supplemented and amended). Beneficial ownership is determined in accordance with 44-101 - Short Form Prospectus Distributions and includes voting or dispositive power with respect to our Common Shares. Generally, a person “beneficially owns” Common Shares if the person has or shares with others the right to vote those shares or to dispose of them, or if the person has the right to acquire voting or disposition rights within 60 days. The Common Shares referenced in the table below are comprised of Common Shares issuable upon the exercise of warrants held by the applicable Selling Securityholder and assumes that the Selling Securityholders have exercised their warrants in full pursuant to exercises for cash. We cannot predict when or whether any of the Selling Securityholders will exercise their warrants, and, even if they do, we do not know how long the Selling Securityholders will hold the Common Shares acquired upon exercise before selling them, and we currently do not have any agreements, arrangements or understandings with the Selling Securityholders regarding the sale or other disposition of any of the Common Shares issuable upon exercise of the warrants.

	Common Shares Beneficially Owned Prior to the Offering(s)			Maximum Number of Common Shares to be Sold pursuant to this	Common Shares Beneficially Owned After the Offering(s)(1)
	Number	Percentage(12)		Prospectus	Number	Percentage
Armistice Capital Master Fund Ltd.(2)	20,310,286	10.93	%(3)	20,310,286	—	—
Anson Investments Master Fund LP(4)	1,816,708	1.07%		1,816,708	—	—
Dominion Capital LLC(5)	5,000,000	2.98%		5,000,000	—	—
Anson East Master Fund LP(6)	605,569	*		605,569	—	—
Michael Vasinkevich(7),(8)	1,012,535	*		1,012,535	—	—
Noam Rubenstein(7),(9)	401,872	*		401,872	—	—
Craig Schwabe(7),(10)	353,302	*		353,302	—	—
Charles Worthman(7),(11)	32,150	*		32,150	—	—

* Less than 1%

Notes:

(1)	The Selling Securityholders identified herein may offer and sell all or part of their Common Shares issuable upon exercise of the warrants held thereby and covered by this prospectus, but no estimates can be made as to the amount of Common Shares that will be held thereby after the completion of the offering(s) hereunder. The number of shares and percentages of beneficial ownership after the offering assume that the Selling Securityholders identified herein sell all of their Common Shares covered by this prospectus.
(2)	The Common Shares issuable upon exercise of the warrants held by Armistice Capital Master Fund Ltd., a Cayman Islands exempted company (the “Master Fund”) may be deemed to be indirectly beneficially owned by: (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. The address of the Master Fund is c/o Armistice Capital, LLC, 510 Madison Ave, 7th Floor, New York, NY 10022. Consists of 7,904,625 Common Shares underlying Warrants with an exercise price of $3.01 per Common Share acquired on February 10, 2021 (the “Armistice $3.01 Warrants”), 2,500,000 Common Shares acquired on August 16, 2021 upon the exercise of 2,500,000 Armistice $3.01 Warrants, and 9,905,661 Common Shares underlying Warrants with an exercise price of $4.87 per Common Share acquired on May 20, 2021, all of which are owned both of record and beneficially.

(3)	The ability to exercise warrants held by the Master Fund is subject to a beneficial ownership limitation that, at the time of initial issuance of the warrants, was capped at (i) 4.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise) with respect to 10,404,625 Common Shares issuable upon exercise of a warrant held by the Master Fund and (ii) 9.99% beneficial ownership of the Company’s issued and outstanding common stock (post-exercise) with respect to 9,905,661 Common Shares issuable upon exercise of another warrant held by the Master Fund. These beneficial ownership limitations may be adjusted up or down, subject to providing advanced notice to the Company, provided that any increases in beneficial ownership limitations only take effect upon 61 days advance notice. Beneficial ownership as reflected in the table above reflects the total number of Common Shares potentially issuable upon exercise of the warrants held by the Master Fund and does not give effect to these beneficial ownership limitations. Accordingly, actual beneficial ownership, as calculated in accordance with Section 13(d) and Rule 13d-3 thereunder may be lower than as reflected in the table.
(4)	Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson Investments Master Fund LP (“Anson IMF”), hold voting and dispositive power over the Common Shares issuable upon exercise of the warrants held by Anson IMF. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. The principal business address of Anson IMF is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Consists of 418,995 Common Shares underlying Warrants with an exercise price of $3.10 per Common Share acquired on January 13, 2021, 867,052 Common Shares underlying Warrants with an exercise price of $3.01 per Common Share acquired on February 10, 2021, and 530,661 Common Shares underlying Warrants with an exercise price of $4.87 per Common Share acquired on May 20, 2021, all which are owned of record only.
(5)	Mikhail Gurevich, Managing Partner and Gennadiy Gurevich, Managing Partner of Dominion Capital LLC, hold voting and dispositive power over the Common Shares. Consists of 2,501,222 Common Shares at an average cost of $nil per Common Share, and 2,498,778 Common Shares at an average cost of $0.40 per Common Share, all of which are owned both of record and beneficially.
(6)	Anson Advisors Inc. and Anson Funds Management LP, the Co-Investment Advisers of Anson East Master Fund LP (“Anson EMF”), hold voting and dispositive power over the Common Shares held and the Common Shares issuable upon exercise of the warrants held by Anson EMF. Bruce Winson is the managing member of Anson Management GP LLC, which is the general partner of Anson Funds Management LP. Moez Kassam and Amin Nathoo are directors of Anson Advisors Inc. The principal business address of Anson EMF is Walkers Corporate Limited, Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands. Consists of 139,665 Common Shares underlying Warrants with an exercise price of $3.10 per Common Share acquired on January 13, 2021, 289,018 Common Shares underlying Warrants with an exercise price of $3.01 per Common Share acquired on February 10, 2021, and 176,886 Common Shares underlying Warrants with an exercise price of $4.87 per Common Share acquired on May 20, 2021, all which are owned of record only.
(7)	The business address of each of Michael Vasinkevich, Noam Rubinstein, Craig Schwabe and Charles Worthman is c/o H.C. Wainwright & Co., LLC, 430 Park Ave, 3rd Floor, New York, NY 10022.
(8)	Consists of 286,592 Common Shares underlying Warrants with an exercise price of $3.53 per Common Share acquired on January 13, 2021, and 725,943 Common Shares underlying Warrants with an exercise price of $5.49 per Common Share acquired on May 20, 2021, all of which are owned both of record and beneficially. Mr. Vasinkevich is an affiliate of the Agent.
(9)	Consists of 88,889 Common Shares underlying Warrants with an exercise price of C$2.81 per Common Share acquired on January 6, 2021, 55,866 Common Shares underlying Warrants with an exercise price of $3.53 per Common Share acquired on January 13, 2021, 115,607 Common Shares underlying Warrants with an exercise price of $3.39 per Common Share acquired on February 10, 2021, and 141,510 Common Shares underlying Warrants with an exercise price of $5.49 per Common Share acquired on May 20, 2021, all of which are owned both of record and beneficially. Mr. Rubenstein is an affiliate of the Agent.
(10)	Consists of 100,000 Common Shares underlying Warrants with an exercise price of $3.53 per Common Share acquired on January 13, 2021, and 353,302 Common Shares underlying Warrants with an exercise price of $5.49 per Common Share acquired on May 20, 2021, all of which are owned both of record and beneficially. Mr. Schwabe is an affiliate of the Agent.
(11)	Consists of 7,111 Common Shares underlying Warrants with an exercise price of C$2.81 per Common Share acquired on January 6, 2021, 4,469 Common Shares underlying Warrants with an exercise price of $3.53 per Common Share acquired on January 13, 2021, 9,249 Common Shares underlying Warrants with an exercise price of $3.39 per Common Share acquired on February 10, 2021, and 11,321 Common Shares underlying Warrants with an exercise price of $5.49 per Common Share acquired on May 20, 2021, all of which are owned both of record and beneficially. Mr. Worthman is an affiliate of the Agent.
(12)	Assuming the exercise or conversion into Common Shares of all securities held by the Selling Securityholder which are exercisable or convertible into Common Shares, based on 167,987,977 common shares issued and outstanding as of August 16, 2021.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers of the Offered Shares should carefully consider the risk factors and the other information contained in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company’s 2020 AIF and the 2020 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company's business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus supplement.

Risks Related to the Business of the Company

The Company’s Cryptocurrency Inventory may be exposed to Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, which means that there is a risk that some of all of our cryptocurrency could be lost or stolen.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also become lost, stolen, destroyed or otherwise compromised resulting in irreversible losses of cryptocurrencies. Any such impact on our private keys could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

In addition, the Company uses third party custodians for its cryptocurrency assets. In the event of theft or a cybersecurity attack on its custodians in respect of which the custodians’ insurance is insufficient to satisfy all of its creditors, the Company may not be able to recover part or all of the cryptocurrency under the custody of such custodians, which in each case could result in a material adverse effect on the Company. See “THE COMPANY – Custody of Crypto Assets”.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

In early January 2021, the Company announced that it had implemented a pilot program pursuant to which the Company would begin retaining some or all of the Bitcoin it mines. As of the date of this prospectus the Company held approximately 1,850 Bitcoin. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or to monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies.

Limited History of De-Centralized Financial System

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic tokens or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the industry, including the Company difficult.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining the Company’s operations. The Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified.

Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors, many of which are beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue its business activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company's inventory of currencies. In January 2021, the Company adopted the policy of holding in custody substantially all of its cryptocurrency generated from operations in place of the prior practice of regularly liquidating its cryptocurrency holdings for fiat currency. A significant decline in the value of cryptocurrencies and, in turn, the Company’s inventory of cryptocurrency, would limit the magnitude of the proceeds the Company could generate from liquidating its inventory to meet the financing needs associated with its growth targets.

Bitcoin Halving Events

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to Miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving suggests that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient mining operations, recent generation mining hardware and access to capital to remain profitable. If Bitcoin price and mining difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it would be unable to continue as a going concern.

The next Bitcoin Halving is expected to occur on or around May 2024.

Transactional Fees and Demand for Bitcoin

Currently, miners receive both rewards of new bitcoin and transaction fees paid in bitcoin by persons engaging in bitcoin transactions on the bitcoin blockchain for being the first to solve bitcoin blocks. As the number of bitcoins awarded for solving a block in a blockchain decreases through the halving events described above, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment, and existing users may be motivated to switch from bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin. Decreased use of and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our ordinary shares may be adversely affected.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Irreversible Nature of Incorrect or Fraudulent Bitcoin Transactions

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies in the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Presently, the Company conducts mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are described in the 2020 AIF under the heading “DESCRIPTION OF BUSINESS –Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”. These risks may be summarized as follows:

●	Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog (as those terms are defined in the 2020 AIF). The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

●	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie (as that term is defined in the 2020 AIF). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of C$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on the Company’s pre-existing operations and secures existing rates until the completion of Phase 3.

Phase 2: On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain”. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec's proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms (as that term is defined in the 2020 AIF)), it will be required to participate in the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities (as that term is defined in the 2020 AIF) and Additional Server Farms will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of C$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for cryptocurrency Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at our pre-existing operations at the Current Facilities and Additional Server Farms. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

Phase 3: On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that the Company’s operations will continue on a non-firm service basis for at least 300 hours per year. The Company has undertaken a challenge to the Phase 3 decision through an administrative review process.

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks (as that term is defined in the 2020 AIF) may offer a discretionary Preferential Rate (as that term is defined in the 2020 AIF) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, its operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing mining facilities will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the existing mining facilities and any other mining facilities the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company’s control. The Company’s management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company’s forecasts and plans are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company’s confidence in achieving its projections, it may fail to meet the objectives and milestones set forth in this prospectus. See “USE OF PROCEEDS – Business Objectives and Milestones”.

Cryptocurrency Exchanges and Other Trading Venues are Relatively New and, in Most Cases, Largely Unregulated and May Therefore be More Exposed to Fraud and Failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past several years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Property and Other Insurance Risks

The Company's operations and computing equipment, including its Mining operations, are subject to all of the hazards and risks normally encountered for computing equipment, blockchain and digital asset companies. Such hazards include the loss of computing and Mining equipment resulting from natural disasters, including floods, fires, inclement weather, mudslides, earthquakes, or other similar events beyond the control of the Company or its suppliers, any of which could result in damage to, or destruction of, computing and/or Mining equipment, damage to life or property, environmental damage, and possible legal liability for which the Company may not be insured or is underinsured for. Further, any failure in the Company’s software, including its ability to effectively manage our server farms, could have a material adverse effect on the Company's business, results of operations and financial condition.

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. Backbone works diligently to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. Backbone also employs a "hardware" team, which focuses, among other things, on chip repair and daily evaluation of the technical condition of the server farms that Backbone operates. Backbone owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

While the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable, such insurance will contain exclusions and limitations on coverage. If we incur losses that are material, our business, operating results and financial condition could be adversely affected, and we may not have recourse to an insurer. Even in the case of a loss for which that the Company maintains insurance, there is no guarantee that any such insurance coverage will be sufficient or that insurance proceeds will be paid to us.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties

Risks Related to the Offering of Securities and an Investment in Our Common Shares

Discretion Over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering under this prospectus as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a Public Market for Certain of the Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indentures governing the Company’s debt securities are not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities.

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects for such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Risk of potential adverse U.S. federal income tax consequences to United States persons

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. We are not committing to assist investors in determining whether any of our non-U.S. subsidiaries is treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or to furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.

Passive foreign investment company status

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Whether we are a PFIC for 2021 or any future taxable year is uncertain. Further, neither we nor our U.S. counsel express any opinion with respect to our PFIC status or our expectations regarding our PFIC status. Given this uncertainty, U.S. persons contemplating an investment in the Common Shares may want to assume that we are a PFIC and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances. If we are characterized as a PFIC, U.S. holders of our Common Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on our Common Shares by individuals who are U.S. holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make QEF elections if we are classified as a PFIC.

Forward Looking Statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares through the Agent in an “at-the-market distribution” or “at-the-market” offering will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Common Shares actually sold and the offering price of such Common Shares. See “PLAN OF DISTRIBUTION”.

The net proceeds from the Offering, to the extent raised, are expected to be used by the Company primarily to support the growth and development of the Company’s existing Mining operations as well as for working capital and general corporate purposes.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where, for business reasons, a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. For example, the operations of the Company may be continue to be adversely impacted by COVID-19, which has already reduced the availability of and affected the timing of delivery of mining equipment. It has also reduced the mobility of the Company’s technical personnel and access to the Company’s data centres. Further, when mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs, in each case attributable to supply chain disruption caused by COVID-19. Accordingly, those and other factors may result in management of the Company exercising discretion in applying the net proceeds from the sale of Offered Shares. See “RISK FACTORS”.

The proceeds from the sale or other disposition of the Registrable Shares covered by this Prospectus Supplement are solely for the account of the Selling Shareholders. Accordingly, the Company will not receive any proceeds from the sale or other disposition of the Registrable Shares by the Selling Shareholders. The net proceeds received from the sale or other disposition of the Registrable Shares by the Selling Shareholders, if any, is unknown. We will, however, receive the net proceeds from the exercise by the Selling Securityholders for cash of any warrants if and when exercised.

As of August 16, 2021, there are a total of 20,232,060 warrants outstanding with a weighted average cash exercise price of $4.01 per Common Share, subject to adjustment as provided in the warrants. We intend to use the net proceeds we receive from the cash exercise of the warrants, if any, for working capital purposes, expanding existing businesses or acquiring or investing in businesses, debt reduction or debt refinancing, capital expenditures and other general corporate purposes.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the 2020 Annual Financial Statements which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Common Shares

The following table sets out details of an aggregate of 41,193,342 Common Shares issued by the Company during the 12 months prior to the date of this prospectus supplement.

Date of Issuance	Price per Common Share		Number of Common Shares
September 17, 2020	C$	0.35	1,000,000	(1)
January 6, 2021	C$	2.25	8,888,889
January 13, 2021	C$	3.58	5,586,593
February 10, 2021	C$	3.46	11,560,695
March 12, 2021	C$	0.69	6,221
May 20, 2021	C$	5.30	14,150,944

Note:

(1)	Issued to Dominion Capital LLC (“Dominion”) in connection with restructuring of an existing loan by Dominion to the Company.

Options

The following table summarizes details of the stock options to purchase an aggregate of 10,369,600 Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Exercise Price per Option		Number of Options
August 31, 2020	C$	0.43	1,200,000
September 21, 2020	C$	0.35	400,00
December 22, 2020	C$	1.76	1,024,600
March 10, 2021	C$	6.35	15,000
April 1, 2021	C$	6.39	50,000
June 3, 2021	C$	5.45	364,050
June 29, 2021	C$	5.01	7,315,950

RSUs

The following table summarizes details of the 200,000 RSUs issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Price per RSU	Number of Options
June 30, 2021	N/A	150,000
July 14, 2021	N/A	50,000

Warrants

The following table summarizes details of the warrants to purchase an aggregate of 42,335,285 Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Exercise Price per Warrant		Number of Warrants
November 5, 2020	US$	0.40	336,250	(2)
January 6, 2021	C$	2.75	8,888,889
January 6, 2021	C$	2.81	711,111
January 13, 2021	US$	3.10	5,586,593
January 13, 2021	US$	3.53	446,927
February 10, 2021	US$	3.01	11,560,695
February 10, 2021	US$	3.39	924,856
May 11, 2021	US$	0.40	468,013	(2)
May 20, 2021	US$	4.87	10,613,208
May 20, 2021	US$	5.49	1,132,076

Note:

(1)	Issued to Dominion Capital LLC in connection with restructuring of loan.
(2)	Issued to Reliz Ltd. doing business as BlockFills in connection with equipment lease.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on Nasdaq under the symbol “BITF” and on the TSXV under the symbol “BITF”. The price range and trading volume of the Common Shares for each month from July 2020 to August 13, 2021, as reported by TSXV are set out below:

	Price Range
Month	High (C$)	Low (C$)	Volume
August 1-13, 2021	9.340	5.090	18,879,900
July, 2021	5.49	3.57	23,004,500
June, 2021	5.830	4.140	27,284,200
May, 2021	8.880	4.470	47,618,200
April, 2021	6.820	3.610	29,422,900
March, 2021	7.420	4.610	44,398,600
February, 2021	9.340	3.050	64,291,100
January, 2021	5.180	2.260	68,433,900
December, 2020	3.660	0.610	38,119,500
November, 2020	0.930	0.500	9,778,700
October, 2020	0.550	0.280	2,855,400
September, 2020	0.475	0.300	2,180,900
August, 2020	0.530	0.390	3,385,000
July, 2020	0.490	0.330	3,237,300

The Common Shares commenced trading on Nasdaq on June 21, 2021. The price range and trading volume of the Common Shares for each month from the commencement of trading of the Company’s Common Shares on Nasdaq on June 21, 2021 to August 13, 2021, as reported by Nasdaq are set out below:

	Price Range
Month	High (US$)	Low (US$)	Volume
August 1-13, 2021	7.47	4.06	95,255,500
July, 2021	4.38	2.81	45,625,800
June 21-30, 2021	4.47	3.30	19,778,900

Prior to the listing of the Common Shares on Nasdaq, the Common Shares traded on the OTC Market in the United States. June 21, 2021. The price range and trading volume of the Common Shares for each month from July 2020 to June 18, 2021 are set out below, as reported by the OTC Market:

	Price Range
Month	High (US$)	Low (US$)	Volume
June 1-18, 2021	4.720	3.830	10,162,900
May, 2021	7.326	3.70	41,140,500
April, 2021	5.490	2.880	20,964,200
March, 2021	5.920	3.630	26,814,100
February, 2021	8.500	2.370	41,816,100
January, 2021	4.590	1.780	34,652,100
December, 2020	10.000	0.471	5,949,100
November, 2020	0.800	0.380	606,600
October, 2020	0.377	0.214	253,900
September, 2020	0.350	0.219	315,100
August, 2020	0.403	0.314	566,400
July, 2020	0.365	0.250	59,800

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 167,987,977 Common Shares and no preferred shares issued and outstanding. For a summary of certain material attributes and characteristics of the Common Shares, see “DESCRIPTION OF SHARE CAPITAL– Common Shares” in the base shelf prospectus.

PLAN OF DISTRIBUTION

At-The-Market Distribution

The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$500,000,000 from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSXV or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada, undertake an offer or sale of any of the Offered Shares to a person that it knows or has reason to believe is in Canada or has been pre-arranged with a buyer in Canada, or to any person who it knows or has reason to believe is acting on the behalf of persons in Canada or to any person whom it knows or has reason to believe intends to reoffer, resell or deliver the Offered Shares in Canada on the TSXV or on other trading markets in Canada or to any persons in Canada or acting on behalf of persons in Canada. Under the Offering, prices may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the Common Shares.

Under the terms of the Sales Agreement, the Company also may sell Common Shares to the Agent as principal for its own individual account at a price agreed upon at the time of sale. If the Company sells Common Shares to the Agent as principal, the Company will enter into a separate terms agreement with the Agent and the Company will describe this terms agreement in a separate prospectus supplement or pricing supplement.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.

The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a Broker Fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition to close the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for certain of their expenses, including the fees and disbursements of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent for the documented fees and costs of its legal counsel reasonably incurred in connection with the Agent’s ongoing diligence, drafting and other filing requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed US$2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, each Agent will be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Company has applied to list the Offered Shares on the TSXV. Listing is subject to the approval of the TSXV in accordance with its applicable listing requirements.

Secondary Offering

The Company is also registering the Registrable Shares for resale by the Selling Securityholders. Such Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted under applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in the Registration Statement on Nasdaq, the TSXV or any other stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of Common Shares or otherwise, the Selling Securityholders may enter into hedging transactions with dealers, which may in turn engage in short sales of Common Shares in the course of hedging in positions they assume. The Selling Securityholders may also sell Common Shares short and deliver Common Shares covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Securityholders may also loan or pledge Common Shares to dealers that in turn may sell such Common Shares.

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to the prospectus supplement. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of the prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed and will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders” and set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this prospectus supplement forms a part. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under the prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the U.S. Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the U.S. Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this prospectus supplement and the accompanying base shelf prospectus form a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares or Registrable Shares in any jurisdiction outside the United States where action for that purpose is required. Neither the Offered Shares nor the Registrable Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares or Registrable Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering or the Resale, as applicable, and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares or Registrable Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Common Shares, or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Common Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-Common Shared States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSXV) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax consequences relating to the acquisition, ownership and disposition of Common Shares by U.S. Holders (as defined herein). This discussion applies to U.S. Holders that purchase Common Shares pursuant to this Offering and hold such Common Shares as capital assets (generally, assets held for investment purposes). This discussion is based on the Internal Revenue of Code of 1986 as amended (the “IRC”), U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to specific U.S. Holders in light of their particular circumstances or to U.S. Holders subject to special treatment under U.S. federal income tax law (such as certain financial institutions, insurance companies, broker- dealers and traders in securities or other persons that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, persons who hold Common Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or integrated investment, persons that have a “functional currency” other than the U.S. dollar, persons that own directly, indirectly or through attribution 10% or more of the voting power or value of our shares, corporations that accumulate earnings to avoid U.S. federal income tax, partnerships and other pass-through entities (or arrangements treated as a partnership for U.S. federal income tax purposes), and investors in such pass-through entities). This discussion does not address any U.S. state or local or non-U.S. tax consequences or any U.S. federal estate, gift or alternative. We have not requested, and will not request, a ruling from the Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described herein.

As used in this discussion, the term “U.S. Holder” means a beneficial owner of Common Shares that is, (1) an individual who is a citizen or resident alien of the United States for U.S. federal income tax purposes, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (y) that has elected under applicable U.S. Treasury regulations to be treated as a domestic trust for U.S. federal income tax purposes.

If a partnership or pass-through entity for U.S. federal income tax purposes is the beneficial owner of Common Shares, the U.S. federal income tax consequences relating to an investment in the Common Shares will depend in part upon the status and activities of such entity and the particular partner. A U.S. Holder that is a partner (or other owner) of a pass-through entity that acquires Common Shares is urged to consult its own tax advisors regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of Common Shares.

Persons considering an investment in Common Shares are urged to consult their own tax advisors as to the particular tax consequences applicable to them relating to the purchase, ownership and disposition of Common Shares, including the applicability of U.S. federal, state and local tax laws and non-U.S. tax laws.

Passive Foreign Investment Company Consequences

Special, generally unfavorable, U.S. federal income tax rules apply to U.S. persons owning stock of a PFIC. In general, a corporation organized outside the United States will be treated as a PFIC, for any taxable year in which either (1) at least 75% of its gross income is “passive income”, or (2) on average at least 50% of its assets, determined on a quarterly basis, are assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, royalties, rents, and gains from the sale or exchange of property that gives rise to passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. Generally, in determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation or partnership in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Whether we are a PFIC for 2021 or any future taxable year is uncertain because, among other things, the treatment of cryptocurrency for purposes of the PFIC rules is unclear. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Our status as a PFIC is a fact-intensive determination made on an annual basis. Neither we nor our U.S. counsel express any opinion with respect to our PFIC status or our expectations regarding our PFIC status. Given this uncertainty, prospective U.S. Holders contemplating an investment in the Common Shares may want to assume that we are a PFIC, and are urged to consult their own tax advisors regarding our PFIC status and the resulting U.S. federal income tax consequences in light of their own particular circumstances.

If we are a PFIC in any taxable year during which a U.S. Holder owns Common Shares, such U.S. Holder would be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (1) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Common Shares, and (2) any gain recognized on a sale, exchange or other disposition, including a pledge, of the Common Shares, whether or not we continue to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain ratably over the U.S. Holder’s holding period for Common Shares. The amount allocated to the current taxable year (i.e., the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax.

If we are a PFIC for any year during which a U.S. Holder holds Common Shares, we must generally continue to be treated as a PFIC by that holder for all succeeding years during which the U.S. Holder holds the Common Shares, unless we cease to meet the requirements for PFIC status and the U.S. Holder makes a “deemed sale” election with respect to the Common Shares. If the election is made, the U.S. Holder will be deemed to sell the Common Shares it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. After the deemed sale election, the U.S. Holder’s Common Shares would not be treated as shares of a PFIC unless we subsequently become a PFIC.

If we are a PFIC for any taxable year during which a U.S. Holder holds Common Shares and one of our non-U.S. corporate subsidiaries is also a PFIC (i.e., a lower-tier PFIC), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. Each U.S. Holder is urged to consult its own tax advisors regarding the application of the PFIC rules to our non-U.S. subsidiaries.

If we are a PFIC, a U.S. Holder will not be subject to tax under the PFIC excess distribution regime on distributions or gain recognized on Common Shares if such U.S. Holder makes a valid “mark-to-market” election for our Common Shares. A mark-to-market election is available to a U.S. Holder only for “marketable stock.” Our Common Shares will be marketable stock if they are listed on Nasdaq and are regularly traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. If a mark-to-market election is in effect, a U.S. Holder generally would take into account, as ordinary income each year, the excess of the fair market value of Common Shares held at the end of such taxable year over the adjusted tax basis of such Common Shares. The U.S. Holder would also take into account, as an ordinary loss each year, the excess of the adjusted tax basis of such Common Shares over their fair market value at the end of the taxable year, but only to the extent of the excess of amounts previously included in income over ordinary losses deducted as a result of the mark-to-market election. The U.S. Holder’s tax basis in Common Shares would be adjusted to reflect any income or loss recognized as a result of the mark-to-market election. Any gain from a sale, exchange or other disposition of Common Shares in any taxable year in which we are a PFIC would be treated as ordinary income and any loss from such sale, exchange or other disposition would be treated first as ordinary loss (to the extent of any net mark-to-market gains previously included in income) and thereafter as capital loss.

A mark-to-market election will not apply to Common Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we may organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Common Shares.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to make a valid QEF election. At this time we do not expect to provide U.S. Holders with the information necessary for a U.S. Holder to make a QEF election, and therefore prospective investors should assume that a QEF election will not be available.

As discussed below under “—Distributions,” notwithstanding any election made with respect to the Common Shares, if we are a PFIC in either the taxable year of the distribution or the preceding taxable year, dividends received with respect to the Common Shares will not qualify for reduced income tax rates.

Each U.S. person that is an investor in a PFIC is generally required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs are very complex. Prospective U.S. investors are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the purchase, ownership and disposition of Common Shares, the consequences to them of this investment if we are a PFIC, the inability to make a QEF election with respect to our Common Shares and the IRS information reporting obligations with respect to the purchase, ownership and disposition to our Common Shares if we are a PFIC.

Distributions

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder that receives a distribution with respect to Common Shares generally will be required to include the gross amount of such distribution (before reduction for any Canadian withholding taxes withheld therefrom) in gross income as a dividend when actually or constructively received to the extent paid out of our current and/or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder’s Common Shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder’s Common Shares, the remainder will be taxed as capital gain recognized on a sale, exchange or other taxable disposition (as discussed below). Because we may not account for our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect all distributions to be reported to them as dividends. Distributions on Common Shares that are treated as dividends generally will constitute income from sources outside the United States for foreign tax credit purposes and generally will constitute passive category income. Such dividends will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders with respect to dividends received from U.S. corporations.

Dividends paid by a “qualified foreign corporation” are eligible for taxation in the case of non-corporate U.S. Holders at a reduced long-term capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain requirements are met. A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Common Shares that are readily tradable on an established securities market in the United States. We believe that, subject to the discussion above under “—Passive Foreign Investment Company Consequences”, dividends paid on Common Shares may be treated as “qualified dividend income” in the hands of non-corporate U.S. Holders, provided that such U.S. Holders satisfy certain conditions, including conditions relating to holding period and the absence of certain risk reduction transactions. Each non- corporate U.S. Holder is advised to consult its tax advisors regarding the availability of the reduced tax rate on dividends with regard to its particular circumstances.

Sale, Exchange or Other Disposition of Common Shares

Subject to the discussion above under “—Passive Foreign Investment Company Consequences,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes upon the sale, exchange or other disposition of Common Shares in an amount equal to the difference, if any, between the amount realized (i.e., the amount of cash plus the fair market value of any property received) on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Common Shares. Such capital gain or loss generally will be long-term capital gain taxable at a reduced rate for non-corporate U.S. Holders or long-term capital loss if, on the date of sale, exchange or other disposition, the Common Shares were held by the U.S. Holder for more than one year. Any capital gain of a non-corporate U.S. Holder that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder from the sale or other disposition of Common Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Receipt of Foreign Currency

The gross amount of any payment in a currency other than U.S. dollars will be included by each U.S. Holder in income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the payment in accordance with its regular method of accounting for U.S. federal income tax purposes regardless of whether the payment is in fact converted into U.S. dollars at that time. If the foreign currency is converted into U.S. dollars on the date of the payment, the U.S. Holder should not be required to recognize any foreign currency gain or loss with respect to the receipt of foreign currency. If, instead, the foreign currency is converted at a later date, any currency gains or losses resulting from the conversion of the foreign currency will be treated as U.S. source ordinary income or loss for U.S. foreign tax credit purposes. U.S. Holders are urged to consult their own U.S. tax advisors regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Additional Tax on Net Investment Income

U.S. Holders that are individuals, estates or trusts are generally required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold. A U.S. Holder’s “net investment income” generally includes, among other things, dividends and net gains from disposition of property (other than property held in the ordinary course of the conduct of a trade or business). Accordingly, dividends on and capital gain from the sale, exchange or other taxable disposition of Common Shares may be subject to this additional tax. U.S. Holders are urged to consult their own tax advisors regarding the additional tax on passive income.

Information Reporting and Backup Withholding

In general, dividends paid to a U.S. Holder in respect of Common Shares and the proceeds received by a U.S. Holder from the sale, exchange or other disposition of Common Shares within the United States or through certain U.S.- related financial intermediaries will be subject to U.S. information reporting rules, unless a U.S. Holder is a corporation or other exempt recipient and properly establishes such exemption. Backup withholding may apply to such payments if a U.S. Holder does not establish an exemption from backup withholding, or fails to provide a correct taxpayer identification number or make any other required certifications.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should be aware of reporting requirements with respect to the holding of certain foreign financial assets, including stock of foreign issuers which is not held in an account maintained by certain financial institutions, if the aggregate value of all of such assets exceeds US$50,000. U.S. Holders must attach a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their return for each year in which they hold our Common Shares. U.S. Holders should also be aware that if we are or become a PFIC, they will generally be required to file IRS Form 8261 during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections. U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Common Shares and their particular situations.

EACH PROSPECTIVE U.S. INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U. S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Peterson McVicar LLP, with respect to Canadian legal matters and Katten Muchin Rosenman LLP, with respect to United States legal matters. Certain legal matters in connection with the Offering will be passed upon for H.C. Wainwright & Co., LLC by Ellenoff Grossman & Schole LLP, with respect to United States legal matters.

As of the date hereof, Peterson McVicar LLP, and its partners and associates, and Katten Muchin Rosenman LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP (“PWC”) at its offices located at PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5. PWC was appointed as auditor of the Company on June 18, 2020. PWC audited the financial statements of the Company for the twelve months ended December 31, 2020 and has prepared the Independent Auditors Report in respect of such financial statements, incorporated by reference herein.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel, is the former auditor of the Company and has prepared the Independent Auditors Report and audited the financial statements of the Company for the twelve months ended December 31, 2019 incorporated by reference herein.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENT FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, and Jeffrey Lucas have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki
Nicolas Bonta	Bitfarms Ltd.
Andres Finkielsztain	18 King St. E, Suite 902
Jeffrey Lucas	Toronto, ON M5C 1C4

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Offered Shares under the prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated January 25, 2021, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

The following is a description of a purchaser’s statutory rights in connection with any purchase of Common Shares pursuant to the Offering, which supersedes and replaces the statement of purchasers’ rights included in the base shelf prospectus.

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement relating to securities purchased by a purchaser and any amendment are not sent or delivered to the purchaser, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. However, purchasers of Common Shares distributed under an at-the-market distribution by Bitfarms do not have the right to withdraw from an agreement to purchase the Common Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the base shelf prospectus, prospectus supplement, and any amendment relating to Common Shares purchased by such purchaser because the base shelf prospectus, prospectus supplement, and any amendment relating to the Common Shares purchased by such purchaser will not be delivered, as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to securities purchased by a purchaser contains a misrepresentation, provided that the remedies are exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Common Shares distributed under an at-the-market distribution by Bitfarms may have against Bitfarms or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the base shelf prospectus, prospectus supplement, and any amendment thereto relating to the Common Shares purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal adviser.

This short form prospectus is a base shelf prospectus. This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada, that permits certain information about these securities to be determined after this short form base shelf prospectus has become final and that permits the omission from this short form base shelf prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in respect of any sales pursuant to an “at-the-market” distribution as contemplated by National Instrument 44-102 – Shelf Distributions.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms Ltd. at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	August 12, 2021

BITFARMS LTD.

US$500,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

This short form base shelf prospectus relates to the offering for sale from time to time, during the 25-month period, that this prospectus, including any amendments hereto, remains effective, of the securities of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$500,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (“Common Shares”) are listed for trading on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “BITF” and on the TSX Venture Exchange (the “TSXV”) under the trading symbol “BITF”. On August 11, 2021, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSXV and Nasdaq was C$8.83 and US$7.08, respectively.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “RISK FACTORS”.

Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in both Canada and/or the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an “at-the-market” distribution as contemplated by National Instrument 44-102 – Shelf Distributions (“NI 44-102”), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company, or any Selling Securityholders (as defined hereinbelow), may offer and sell the Securities (as defined hereinbelow) to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSXV, the Nasdaq, or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See “PLAN OF DISTRIBUTION“.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities. One or more securityholders of the Company may also offer and sell Securities (as defined hereinbelow) under this prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “SELLING SECURITYHOLDERS”.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. One of the Company’s material subsidiaries, namely Bitfarms Ltd. (Israel), is incorporated under the laws of Israel and some of the Company’s directors and officers, namely: Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, and Jeffrey Lucas reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus (the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Company’s registered office is located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries mine, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak as a global pandemic.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedar.com) or in the United States through EDGAR at the website of the SEC at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably generate cryptocurrencies;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	The Company’s limited operating history.

●	Future capital needs and uncertainty of additional financing.

●	Share price fluctuations.

●	The need for the Company to manage its planned growth and expansion.

●	Cybersecurity threats and hacking.

●	Possibility of cessation of monetization of cryptocurrencies.

●	Limited history of de-centralized financial system.

●	Technological obsolescence and difficulty in obtaining hardware.

●	Price volatility of cryptocurrencies.

●	The Bitcoin Halving Events.

●	Cryptocurrency network difficulty and impact of increased global computing power.

●	Economic dependence on regulated terms of service and electricity rates risks.

●	Future profits/losses and production revenues/expenses.

●	Cryptocurrency exchanges are new and mostly unregulated.

●	Discretion regarding use by the Company of available funds.

●	Political and regulatory risk.

●	Permits and licenses.

●	Server failures.

●	Global financial conditions.

●	Tax consequences.

●	Environmental regulations.

●	Environmental liability.

●	Erroneous transactions and human error.

●	The continued development of existing and planned facilities.

●	Risks of non-availability of insurance.

●	Competition.

●	Reliance on key personnel.

●	Credit risk.

●	Uncertainty of widespread use of cryptocurrency.

●	Interest rate risk.

●	Fluctuations in currency exchange rates.

●	Controlling shareholder risk.

●	COVID-19 pandemic risk.

●	Forward looking statements.

●	Discretion over use of proceeds.

●	Absence of a public market for certain of the securities.

●	Unsecured debt securities.

●	Effect of changes in interest rates on debt securities.

●	Effect of fluctuations in foreign currency markets on debt securities.

●	Trading price of Common Shares and volatility.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2020 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2020 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 18 King St. E, Suite 902, Toronto, ON M5C 1C4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge to shareholders and other interested parties through the “Investors” portion of the Company’s website at www.bitfarms.com as well as on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on the Company’s website, SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein. .

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

●	the Company’s annual information form for the year ended December 31, 2020, dated as at April 7, 2021 and filed on April 7, 2021 (the “2020 AIF”);

●	the Company’s audited consolidated financial statements for the years ended December 31, 2020 and 2019 the notes thereto and the independent auditors’ reports thereon, filed on April 13, 2021 (the “2020 Annual Financial Statements”);

●	the Company’s annual management’s discussion and analysis for the year ended December 31, 2020, dated as at March 24, 2021 and filed on March 25, 2021 (the “2020 MD&A”);

●	the information circular dated January 2, 2020 with respect to a special meeting of shareholders (“Shareholders”) held on February 4, 2020, filed on January 13, 2020;

●	the material change report dated January 4, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 7, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 11, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$20,000,000;

●	the material change report dated January 14, 2021 relating to the resignation of Mathieu Vachon as Chief Information Officer and a Director of the Company;

●	the material change report dated February 4, 2021 relating to the corporate update of the Company’s computing power expansion and other activity;

●	the material change report dated February 8, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 10, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$40,000,000;

●	the material change report dated February 18, 2021 relating to the installation of cryptocurrency mining equipment;

●	the material change report dated February 23, 2021 relating to the update of the Company’s operating hash rate and full repayment of term loan;

●	the material change report dated March 2, 2021 relating to the purchase of cryptocurrency mining equipment;

●	the material change report dated March 12, 2021 relating to the entering into a marketing and consulting agreement with CORE IR;

●	the material change report dated March 24, 2021 relating to the entering into of a hosting agreement with Blockware Solutions LLC and Blockware Mining LLC in the United States;

●	the material change report dated March 25, 2021 relating to the filing of the 2020 Annual Financial Statements;

●	the material change report dated April 1, 2021 relating to the appointment of Mr. Darcy Donelle as Vice President of Corporate Development and the grant of stock options;

●	the material change report dated April 16, 2021 relating to the acquisition of equipment, its cryptocurrency inventory, and the application to list the Company’s common shares on the Nasdaq Stock Market;

●	the material change report dated April 19, 2021 relating to the Company’s expansion project in South America;

●	the material change report dated April 23, 2021 relating to the Company’s acquisition of 2,465 Whatsminer M30S Bitcoin mining machines through its strategic partnership with Foundry Digital LLC;

●	the material change report dated April 26, 2021 relating to the Company’s update of its expansion plans in the Province of Quebec;

●	the material change report dated May 6, 2021 relating to the purchase of 6,600 S19j Pro Antminers;

●	the material change report dated May 7, 2021 relating to the approval of the Company’s application to list the Common Shares on the Nasdaq Global Market®;

●	the material change report dated May 12, 2021 relating to the Company’s strategic relationship with MicroBT, one of the leading manufacturers of Bitcoin mining equipment in the world;

●	the material change report dated May 17, 2021 relating to the announcement of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the material change report dated May 20, 2021 relating to the closing of a brokered private placement in the United States for aggregate gross proceeds of C$75,000,000;

●	the Company’s management’s discussion and analysis for the three months ended March 31, 2021 and filed on May 26, 2021 (the “2021 Q1 Interim MD&A”);

●	the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2021 and filed on May 26, 2021;

●	the material change report dated May 26, 2021 relating to the Company’s report on the results of its first quarter of the 2021 financial year;

●	the material change report dated May 28, 2021 relating to the announcement of the Company’s mining and deposit into custody of its 1000th Bitcoin;

●	the material change report dated June 3, 2021 relating to the appointment of Jeffrey Lucas as Chief Financial Officer, effective as of June 14, 2021, and the promotion of certain members of management of the Company and the grant of options to purchase Common Shares;

●	the information circular dated April 28, 2021 with respect to an annual general and special meeting of Shareholders (the “2021 Meeting”) to be held on June 25, 2021, filed on June 4, 2021;

●	the material change report dated June 9, 2021 relating to the receipt and deployment of the previously announced 1,500 M31S+ Miners and the approval of the listing of the Common Shares on the Nasdaq Global Market® listing;

●	the material change report dated June 10, 2021 relating to an update to the Company’s Bitcoin production;

●	the material change report dated June 18, 2021 relating to the commencement of the trading of the Company’s common shares on the Nasdaq Stock Market on June 21, 2021;

●	the material change report dated June 23, 2021 relating to a reminder to Shareholders of the 2021 Meeting;

●	the material change report dated June 30, 2021 relating to the grant of Options (as defined hereinbelow) and restricted share units to certain officers, directors, and directors of the Company;

●	the material change report dated July 14, 2021 relating to a cryptocurrency production update; and

●	the material change report dated August 5, 2021 relating to an update to the Company’s Bitcoin production.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three Months ended March 31, 2021	Three Months ended March 31, 2020	Year ended December 31, 2020	Year ended December 31, 2019
	(expressed in Canadian dollars)
High	1.2828	1.4496	1.4496	1.3600
Low	1.2455	1.2970	1.2718	1.2988
Average	1.2660	1.3449	1.3415	1.3269
Closing	1.2575	1.4187	1.2732	1.2988

On August 11, 2021, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.2506.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the consent of Kost Forer Gabby & Kasierer; (3) the consent of PricewaterhouseCoopers LLP; (4) powers of attorney from certain of the Company’s directors and officers; and (5) the forms of senior and subordinated indenture relating to the debt securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to the Securities. This prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “Risk Factors”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018.

The Company has its registered and head office located at 18 King St. E, Suite 902, Toronto, ON M5C 1C4.

The Company’s Common Shares are listed for trading on the Nasdaq under the trading symbol (“BITF”) and on the TSXV under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd.	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
9159-9290 Québec Inc. (operating under the name “Volta Électronique Inc.”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency coins and tokens. Backbone Hosting Solutions Inc. (“Backbone”) owns and operates server farms, comprised of computers (each herein referred to as, a “Miner”) primarily configured for the purpose of validating transactions on cryptocurrency network blockchains, and predominately the Bitcoin network blockchain. Backbone’s server farms currently mine Bitcoin and in the past have also mined Litecoin, Bitcoin Cash, Dash and Ethereum. Income is earned from the cryptocurrencies rewarded for validating a “block” of transactions and from the transaction fees it receives in return for securing and processing transactions (herein referred to as, “Mining”). Backbone exchanges cryptocurrencies mined into U.S. dollars, as needed, through reputable cryptocurrency trading platforms. In the description of the business of the Company in this short form base shelf prospectus:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate hash and each hash requires information from the previous block, altering information an established block would require recalculating all the hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as hashes. A hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

“Hashrate” shall refer to the number of hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to a group of cryptocurrency Miners who pool their computational resources, or Hashrate, in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity per hour that is available for use.

The Company operates through two operating corporate subsidiaries and reportable segments: Backbone and 9159-9290 Quebec Inc. (Volta Electrique, “Volta”). Backbone owns and operates server farms, comprised of Miners designed for the purpose of validating transactions, primarily on the Bitcoin Blockchain. The Miners operate 24 hours a day and revenue is earned from Block Rewards and transaction fees issued in the form of cryptocurrencies by the Bitcoin network to a Mining Pool from which the Company receives cryptocurrencies in return for contributing its hashrate which the Mining Pool uses to validate transactions (referred to as “Mining”).

The Company operates five server farm facilities in Québec, Canada, with electrical infrastructure capacity of 69 MW for Mining Bitcoin. The Company has contracts securing an aggregate of 160 MW of hydro-electric green energy in Quebec. In addition, Bitfarms owns proprietary software that is used to control, manage, report and secure mining operations. The software scans and reports the location, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and ensure Miners are operating at maximum capacity and up-time.

Volta assists the Company in building and maintaining its server farms, while also providing electrician services to both commercial and residential customers in Québec.

The Company’s operating and maintenance expenses are primarily composed of electricity to power its computing equipment as well as cooling and lighting and other aspects of operating computer equipment. Other site expenses include leasing costs for the facilities, personnel salaries, internet access, equipment maintenance and software optimization, and facility security, maintenance and management.

The Company’s facilities are strategically located in geographical locations where electricity costs are low due to an abundance of green energy such as hydro power.

Operations

The estimated working capital of the Company at June 30, 2021 is approximately $75 million. The Company raised capital in 2021 through four private placement financings and the exercise of outstanding warrants. The increase in the Company’s working capital through 2021 is also attributable to a significant increase in the price of Bitcoin relative to prior years. As of the date hereof, the Company holds over 1,800 Bitcoins.

The Company’s cash operating expenditures are estimated to approximate $36 million for the next 12 months, or about $3 million per month based on approximately $2 million per month for energy costs of the Company’s Quebec infrastructure of 69 MW at the contractual energy price of approximately $0.04 USD/KwH, facilities expense of approximately $0.1 million per month, cash compensation expense of approximately $0.4 million per month and the balance for recurring professional fees and other ongoing general and administrative expenses of approximately $0.5 million per month. Offsetting the impact to the Company’s working capital of the cash operating expenditures are the generation of Bitcoin from operations. In the most recently completed month, July 2021, the Company generated 391 Bitcoin with value at July 31 ,2021, of approximately $16.3 million. The Company’s existing operations are contributing positively to the Company’s working capital position and will allow it to continue operations for the foreseeable future, under current Bitcoin price and difficulty conditions. As described under “USE OF PROCEEDS”, the Company’s planned capital expenditures over the next 18 months are anticipated to be approximately $315 million to $345 million, which exceed the Company’s current working capital position and expected contributions to working capital from the Company’s existing operations. In the absence of additional financing, the Company will be unable to pursue certain growth targets, milestones and business objectives, as described under “USE OF PROCEEDS – Business Objectives and Milestones”.

As of the date of this prospectus, the Company has raised approximately C$155 million in the 2021 financial year through private placements as well as approximately $40 million from the exercise of warrants. In addition, the Company may be able to raise an additional approximately $97 million from the exercise of outstanding warrants to purchase Common Shares. In addition to the foregoing and the proceeds of any financing pursuant to this prospectus, the Company intends to finance its business objectives from equipment finance debt facilities from existing and new lenders to the Company as well as borrowing against, or if necessary, liquidating, its Bitcoin inventory. Liquidating or borrowing against the Company’s Bitcoin inventory will not impact the Company’s operating activities and its revenue stream from ongoing Mining operations.

More detailed information regarding the business of the Company as well as its mining operations can be found in the 2020 AIF under the heading “DESCRIPTION OF THE BUSINESS – Description of the Business”, the 2020 MD&A and the Interim MD&A, all of which are incorporated by reference herein.

Custody of Crypto Assets

Backbone’s crypto assets, currently Bitcoin, is mined to multi-signature wallets that Backbone controls. Backbone transfers Bitcoin from its multi-signature wallets to external third-party custodians on a regular basis, specifically Gemini Trust Company, LLC (“Gemini Custody”) and Coinbase Custody Trust Company, LLC (“Coinbase Custody”, and together with Gemini Custody, the “Custodians”). Both Gemini Custody and Coinbase Custody are U.S. based fiduciary and qualified custodians under New York Banking Law and are licensed by the State of New York to custody digital assets. Currently, both of the Custodians provide only custodial services to Backbone and do not use sub-custodians at this time. Gemini Trust Company, LLC is a New York State-chartered limited purpose trust company that is authorized under Article III § 96 of the New York Banking Law to provide certain custodial services, and it is a “Qualified Custodian” as defined by the New York Codes, Rules and Regulations Title 23, Part 200.2(n). Coinbase Custody is a fiduciary § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act.

In early January 2021, the Company implemented a pilot Bitcoin retention program, pursuant to which the Company has added over 1,800 Bitcoin to its balance sheet as of the date hereof. See the 2020 AIF under the heading “Risk Factors – Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies”. As of the date of this prospectus, the Company currently maintains 100% of its cryptocurrency holdings in custody.

Gemini Custody maintains an insurance policy of $200 million for its cold storage. Gemini Custody recently announced in excess of $20 billion in cryptocurrencies under custody. As a result, if Gemini Custody were to experience a loss of cryptocurrency assets in excess of $200 million, it is likely that a significant portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. Coinbase Custody maintains an insurance policy of $255 million for hot, warm and cold storage and recently announced in excess of $90 billion in assets on their platform, of which more than 50% are under custody. As a result, if Coinbase Custody were to experience a loss of cryptocurrency assets in excess of $255 million, it is likely that a significant portion of the Company’s cryptocurrency under custody would not be covered by this insurance policy. The Company is unaware of any security breaches that have occurred involving Gemini Custody or Coinbase Custody which have resulted in crypto assets being lost or stolen. Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will not be defalcated through hacking or other forms of theft. See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

Debt Facilities and Liquidity

On April 23, 2021, the Company announced that it acquired 2,465 Miners from Foundry Digital LLC. Under the terms of this arrangement, the Company entered into four separate loan agreements for a total of approximately $14.7 million, each repayable in 18 monthly instalments at a stated interest rate of 16.5%, maturing from October 2022 through April 2023. In addition, the Company converted three previously announced finance leases to loans, each repayable in weekly payments maturing from August 2022 through September 2022, with effective interest rates ranging from 18%-22%. The total annual payments for these loans, from the date hereof until their maturity, are approximately $5.6 million, $11.8 million and $0.9 million in 2021, 2022 and 2023, respectively.

Update to Cowansville Facility

The expansion of the Company’s facility located in Cowansville, Quebec (the “Cowansville Facility”) began in February 2021 with the placing of orders for transformers, racking and other building related materials/items and remains on schedule. As of the date hereof, the Company has spent approximately $1.9 million on the expansion and intends to spend the remaining planned amount of approximately $0.5 million to $1.0 million on further expansion work at the Cowansville Facility.

The Company anticipates completing the remaining work in the third quarter of the 2021 financial year. The total cost of the infrastructure buildout, excluding Miners, is estimated at between $3.0 million and $3.5 million. The Cowansville Facility is expected to operate approximately 17 MW of mining hardware with similar operating margins as the Company’s other facilities.

Appointment of Officers

On June 3, 2021, the Company announced that Mr. Jeffrey Lucas was appointed as the Chief Financial Officer of the Company effective as of June 14, 2021, Ben Gagnon was appointed as the Chief Mining Officer of the Company effective June 1, 2021, and Nathaniel Port, Director of Finance was named as Senior Vice President of Finance and Accounting effective June 1, 2021.

Principal Occupation

Name, and Province and Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Jeffrey Lucas Massachusetts, USA	President and Chief Financial Officer of eMagin Corporation (September 2015 to February 2020); Managing Director of Mackinac Partners (July 2020 to June 2021); Chief Financial Officer of Bitfarms Ltd. (June 2021 to present)	June 14, 2021	0	(1)
Ben Gagnon Quebec, Canada	Chief Mining Officer of Island Computer Ltd. (September 2015 to December 2019); Chief Technology Officer of Lutech Ltd. (September 2017 to December 2019); Director of Business Development of Bitfarms Ltd. (December 2019 to June 2021); Chief Mining Officer of Bitfarms Ltd. (June 2021 to present).	June 1, 2021	0	(2)
Nathaniel Port Quebec, Canada	Senior Associate of Nexia Friedman LLP (May 2014 to March 2018); Director of Finance of Bitfarms Ltd. (April 2018 to June 2021); Senior Vice President of Finance and Accounting of Bitfarms Ltd. (June 2021 to present).	June 1, 2021	0	(3)

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options and warrants. Mr. Lucas holds Options for 1,200,000 Common Shares and 50,000 RSUs.
(2)	Mr. Gagnon holds Options for 1,340,000 Common Shares.
(3)	Mr. Port holds Options for 476,250 Common Shares.

Jeffrey Lucas

Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and received his Certified Public Accountant certification while with PricewaterhouseCoopers as a member of their technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

Ben Gagnon

Mr. Gagnon has been working in the Bitcoin mining industry since 2015 and brings to the management team of the Company considerable mining and international experience, including the establishment of mining operations in China, Canada, and the United States, as well as founding multiple Bitcoin companies and developing technologies, including mining as a service, negative emissions mining (otherwise referred to as turn-key flare gas mitigation) and immersion cooling technology. Mr. Gagnon joined Bitfarms in December 2019 as Director of Business Development and shortly thereafter he was promoted to Director of Mining Operations, where he played a pivotal role in developing and managing our mining strategy and operations. Mr. Gagnon has a B.Sc. in Economics and International Business from the Kelley School of Business at Indiana University and an M.Sc. in Internet Computing and E-commerce with a specialty in Cyber Security from Hong Kong University.

Nathaniel Port

Mr. Port joined Bitfarms in 2018 as one of its earliest employees. He is responsible for Bitfarms’ financial reporting and working capital management and serves as the primary interface with the Company’s auditors. Mr. Port was instrumental in developing Bitfarms’ finance function and contributed significantly towards the Company’s strategic financial objectives. Prior to joining Bitfarms, Mr. Port worked in in public accounting managing audit engagements for clients primarily in the manufacturing and technology sectors. He graduated with distinction from Concordia University’s John Molson School of Business and placed on CPA Canada’s National Honour Roll.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of Messrs. Lucas, Gagnon, or Port are or were within 10 years before the date of this prospectus, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

None of Messrs. Lucas, Gagnon, or Port are or were, as at the date of the prospectus, nor have been within the 10 years before the date of the prospectus:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in making an investment decision.

Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of The Company and to disclose any interests which they may have in any project or opportunity outside of the Company. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board of Directors. To the best of the Company’s knowledge, and other than as disclosed in this prospectus, there are no known existing or potential conflicts of interest of Messrs. Lucas, Gagnon, or Port as a result of their outside business interests.

Interest of Management and Others in Material Transactions

Except as disclosed herein and elsewhere in this prospectus, Mr. Lucas does not have any material interest, direct or indirect, in any transactions in which the Company has participated prior to the date of this prospectus that has materially affected or is reasonably expected to materially affect the Company or its subsidiaries.

Recent Developments

On April 16, 2021, the Company announced that it had completed two purchases for an aggregate of 1,996 Miners producing an additional 160 Petahash of computing power. It also announced that it would be rehabilitating its existing equipment and that it intended to pursue a listing on the Nasdaq.

On April 19, 2021, the Company announced that it had signed a non-binding memorandum of understanding to secure electricity at approximately $0.02 per kWh with the plan to pursue the development of a 60 MW Bitcoin mining facility in Argentina.

On April 23, 2021, the Company announced that it had purchased 2,465 Whatsminer M30S Miners through Foundry Digital LLC.

On April 26, 2021, the Company announced updates to its expansion plans at the Cowansville Facility.

On May 6, 2021, the Company announced that it had purchased 6,600 Miners to increase its computing power by 660 Petahash.

On May 7, 2021, the Company announced Nasdaq had approved its application for the listing of the Common Shares of the Company.

On May 17, 2021, the Company announced a C$75 million private placement with certain institutional investors, composed of 14,150,944 Common Shares at a price of C$5.30 per Common Share and Common Share purchase warrants to purchase 10,613,208 Common Shares at an exercise price of US$4.87 for a period of three years.

On May 28, 2021, the Company announced that it had mined its 1,000th Bitcoin for 2021 year to date.

On June 3, 2021, the Company announced the appointment of Jeffrey Lucas as Chief Financial Officer effective June 14, 2021 as well as the promotion of certain members of management of the Company and the grant of Options to certain individuals.

On June 9, 2021, the Company announced an update to its expansion plans as well as an update to its Nasdaq listing application.

On June 10, 2021, the Company announced an update to its mining production operations.

On June 17, 2021, the Company announced that its Common Shares would commence trading on the Nasdaq on June 21, 2021.

On June 30, 2021, the Company announced the grant of Options and RSUs to certain individuals.

On July 14, 2021, the Company announced an update to its mining production operations and the grant of RSUs to a certain individual.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Bitfarms Canada Shares	11,820,772	7.14%
Nicolas Bonta(2)	Bitfarms Canada Shares	11,034,506	6.67%
Total		22,855,278	13.81%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 1,354,900 options to purchase Bitfarms Canada Shares at an average price of C$4.64 per Bitfarms Canada Share and 50,000 RSUs (as defined below).
(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 1,354,900 options to purchase Bitfarms Canada Shares at an average price of C$4.64 per Bitfarms Canada Share and 50,000 RSUs.
(3)	A total of 165,487,977 Bitfarms Canada Shares are issued and outstanding.

Certain Promoters have entered into certain non-arm’s length transactions with Backbone. See the 2020 AIF under the heading “INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS — Transactions with Related Parties”.

No Promoter was within the 10 years before the date of this prospectus a director, CEO, or CFO of a person or company that was subject to an order (as that term is defined in section 10.2(1.1) of Form 51-102F2 – Annual Information Form) while or after that Promoter was acting in that capacity.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of a secondary offering by or for the account of Selling Securityholders. The prospectus supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

●	the name or names of the Selling Securityholders;

●	the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

●	the number or amount of Securities being distributed for the account of each Selling Securityholder;

●	the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

●	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

●	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable prospectus supplement, the date or dates the Selling Securityholder acquired the Securities;

●	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable prospectus supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

●	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

●	all other information that is required to be included in the applicable prospectus supplement.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2020 AIF and the 2020 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company’s business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

Risks Related to the Business of the Company

Bitfarms Canada’s Cryptocurrency Inventory may be exposed to Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes, such as by attacking the bitcoin network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges, which means that there is a risk that some of all of our cryptocurrency could be lost or stolen.

The computer network operated by the Company may further be vulnerable to intrusions by hackers who could interfere with and introduce defects to the mining operation. Private keys which enable holders to transfer funds may also become lost, stolen, destroyed or otherwise compromised resulting in irreversible losses of cryptocurrencies. Any such impact on our private keys could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

In addition, the Company uses third party custodians for its cryptocurrency assets. In the event of theft or a cybersecurity attack on its custodians in respect of which the custodians’ insurance is insufficient to satisfy all of its creditors, the Company may not be able to recover part or all of the cryptocurrency under the custody of such custodians, which in each case could result in a material adverse effect on the Company. See “THE COMPANY – Custody of Crypto Assets”.

Possibility of Less Frequent or Cessation of Monetization of Cryptocurrencies

In early January 2021, the Company announced that it had implemented a pilot program pursuant to which the Company would begin retaining some or all of the Bitcoin it mines. As of the date of this prospectus the Company held approximately 1,800 Bitcoin. While the Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft, ceasing immediate monetization of cryptocurrencies or to monetizing cryptocurrencies less frequently can increase the risk of cryptocurrencies held decreasing in value and the risk of loss or theft of cryptocurrencies.

Limited History of De-Centralized Financial System

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs bitcoin assets based upon a computer-generated mathematical and/or cryptographic protocol. Compared with traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers. Large-scale acceptance of cryptocurrencies as a means of payment has not, and may never, occur. The growth of this industry in general, and the use of bitcoin, in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur unpredictably. The factors include, but are not limited to:

●	continued worldwide growth in the adoption and use of cryptocurrencies as a medium to exchange;

●	governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar bitcoin systems;

●	changes in consumer demographics and public tastes and preferences;

●	the maintenance and development of the open-source software protocol of the network;

●	the increased consolidation of contributors to the bitcoin blockchain through mining pools;

●	the availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	the use of the networks supporting cryptocurrencies for developing smart contracts and distributed applications;

●	general economic conditions and the regulatory environment relating to cryptocurrencies; and

●	negative consumer sentiment and perception of bitcoin specifically and cryptocurrencies generally.

Traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptographic tokens or cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make management of bank accounts held by companies operating in the industry, including the Company difficult.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining the Company’s operations. The Company’s hardware and software may become obsolete and require substantial capital to replace. There can be no assurance that mining hardware will be readily available when the need is identified.

Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations will be significantly affected by changes in prices of cryptocurrencies. Cryptocurrency prices are highly volatile, can fluctuate substantially and are affected by numerous factors, many of which are beyond the Company’s control, including hacking, demand, inflation and expectations with respect to the rate of inflation, global or regional political or economic events. If cryptocurrency prices should decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company could determine that it is not economically feasible to continue its business activities.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating and making their market prices more volatile. As a result, they may be more likely to fluctuate in value due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

Volatility may have an impact on the value of the Company’s inventory of currencies. In January 2021, the Company adopted the policy of holding in custody substantially all of its cryptocurrency generated from operations in place of the prior practice of regularly liquidating its cryptocurrency holdings for fiat currency. A significant decline in the value of cryptocurrencies and, in turn, the Company’s inventory of cryptocurrency, would limit the magnitude of the proceeds the Company could generate from liquidating its inventory to meet the financing needs associated with its growth targets.

Bitcoin Halving Events

In May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoins per block (the “Bitcoin Halving”), and consequently the number of new Bitcoin issued to Miners has been reduced to approximately 900 per day, excluding transaction fees.

The Bitcoin Halving had a significant impact on the Company’s profitability. Given that profitability is required for self-acting agents to perform mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving suggests that market variables of Bitcoin price will adjust over time to ensure that mining remains profitable. The period of market normalization after the Bitcoin Halving to incentivizing profitability levels is unknown.

Management believes that revenue per Terahash will continue to normalize to levels that would allow Miners with competitive electricity pricing, sufficient scale of efficient mining operations, recent generation mining hardware and access to capital to remain profitable. If Bitcoin price and mining difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it would be unable to continue as a going concern.

The next Bitcoin Halving is expected to occur on or around May 2024.

Transactional Fees and Demand for Bitcoin

Currently, miners receive both rewards of new bitcoin and transaction fees paid in bitcoin by persons engaging in bitcoin transactions on the bitcoin blockchain for being the first to solve bitcoin blocks. As the number of bitcoins awarded for solving a block in a blockchain decreases through the halving events described above, the incentive for miners to continue to contribute to the bitcoin network may transition from a set reward and transaction fees to solely transaction fees. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of the highest transaction fees. If transaction fees paid for bitcoin transactions become too high, the marketplace may be reluctant to accept bitcoin as a means of payment, and existing users may be motivated to switch from bitcoin to another cryptocurrency or to fiat currency. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of bitcoin. Decreased use of and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and, consequently, the value of our ordinary shares.

The decentralized nature of the governance of bitcoin systems may lead to ineffective decision making that slows development or prevents a network from overcoming emergent obstacles. Governance of many bitcoin systems is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of bitcoin systems leads to ineffective decision making that slows development and growth of such cryptocurrencies, the value of our ordinary shares may be adversely affected.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from mining. If the network difficulty increased at a significantly higher rate than the Company’s hashrate and the price of cryptocurrency did not increase at the same rate as network difficulty, then the profitability of the Company’s operations would be significantly affected. There can be no assurance that cryptocurrency prices will increase in proportion to the rate of increase of network difficulty as network difficulty is subject to volatility in growth.

Irreversible Nature of Incorrect or Fraudulent Bitcoin Transactions

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred cryptocurrencies may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets.

Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the cryptocurrencies in the transaction. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of a bitcoin or a theft thereof generally will not be reversible, and we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our bitcoin rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. To the extent that we are unable to recover our losses from such action, error or theft, such events could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Presently, the Company conducts mining in the Province of Québec. As a result of operations in a single jurisdiction, the Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity at economical prices for the purposes of cryptocurrency mining in the Province of Québec poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime in the Province of Québec are described in the 2020 AIF under the heading “DESCRIPTION OF BUSINESS –Supply of Electrical Power, Electricity Rates, Terms of Service and the Régie de l’Énergie”. These risks may be summarized as follows:

●	Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog (as those terms are defined in the 2020 AIF). The Province of Québec mandates electrical service providers to supply their customers under an obligation to serve power delivery regime; consequently, the Company believes these power suppliers are reliable. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

●	The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie (as that term is defined in the 2020 AIF). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke server farms, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings to establish a framework for the provision of electricity for cryptocurrency mining in Québec in three Phases:

Phase 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of C$0.15/kWh on cryptocurrency mining facilities built after that date. Under Phase 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Phase 1 is not expected to have an impact on the Company’s pre-existing operations and secures existing rates until the completion of Phase 3.

Phase 2: On April 29, 2019, the Régie rendered its decision on Phase 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain”. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency mining projects will be required to submit tenders to consume electricity from the 300 megawatts block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects (excluding those currently planned by the Company such as the Additional Server Farms (as that term is defined in the 2020 AIF)), it will be required to participate in the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities (as that term is defined in the 2020 AIF) and Additional Server Farms will remain subject to the M or LG tariff in force, as the case may be, and they are exempt from the tender process as well as the provisional tariff of C$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for cryptocurrency Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at our pre-existing operations at the Current Facilities and Additional Server Farms. A shut down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

Phase 3: On January 28, 2021, the Régie rendered its decision on Phase 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service, starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

(a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

(b)	new clients entering the market through the call for tenders process will be subject to non-firm service, without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

(c)	load shedding for 300 hours represents only 3.4% of the 8760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Phase 3 decision, it is presently anticipated that the Company’s operations will continue on a non-firm service basis for at least 300 hours per year. The Company has undertaken a challenge to the Phase 3 decision through an administrative review process.

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks (as that term is defined in the 2020 AIF) may offer a discretionary Preferential Rate (as that term is defined in the 2020 AIF) to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that the Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, its operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing mining facilities will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with the maintenance of the existing mining facilities and any other mining facilities the Company may acquire are added. There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

The amount and timing of expenditures will depend on the progress of ongoing development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and other factors, many of which are beyond the Company’s control. The Company’s management tested and studied the cryptocurrency marketplace before developing its financial projections. The Company’s forecasts and plans are built upon data available on the profitability of cryptocurrency, a new and unstable field. Despite the Company’s confidence in achieving its projections, it may fail to meet the objectives and milestones set forth in this prospectus. See “USE OF PROCEEDS – Business Objectives and Milestones”.

Cryptocurrency Exchanges and Other Trading Venues are Relatively New and, in Most Cases, Largely Unregulated and May Therefore be More Exposed to Fraud and Failure

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, this could result in a reduction in cryptocurrency prices.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, derivatives and other currencies. In the past several years, a number of cryptocurrency exchanges have been closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for the partial or complete losses of their account balances in such exchanges. While smaller exchanges are less likely to have the infrastructure and capitalization that provide larger exchanges with additional stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action.

Property and Other Insurance Risks

The Company’s operations and computing equipment, including its Mining operations, are subject to all of the hazards and risks normally encountered for computing equipment, blockchain and digital asset companies. Such hazards include the loss of computing and Mining equipment resulting from natural disasters, including floods, fires, inclement weather, mudslides, earthquakes, or other similar events beyond the control of the Company or its suppliers, any of which could result in damage to, or destruction of, computing and/or Mining equipment, damage to life or property, environmental damage, and possible legal liability for which the Company may not be insured or is underinsured for. Further, any failure in the Company’s software, including its ability to effectively manage our server farms, could have a material adverse effect on the Company’s business, results of operations and financial condition.

There is a risk of serious malfunctions in servers or central processing units and/or their collapse. Backbone works diligently to reduce this risk by employing a team of experts with many years of experience in building and managing data centers. Backbone also employs a “hardware” team, which focuses, among other things, on chip repair and daily evaluation of the technical condition of the server farms that Backbone operates. Backbone owns software (developed by its management) that enables, among other things, control, management and reporting of malfunctions in real time, which enables ongoing control over the operation of the equipment, including its cooling. While malfunctions in central servers, or central processing units can only occur on a specific server farm or part of it or for short periods of time, such server crashes or failures may cause significant economic damage to the Company.

While the Company will maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable, such insurance will contain exclusions and limitations on coverage. If we incur losses that are material, our business, operating results and financial condition could be adversely affected, and we may not have recourse to an insurer. Even in the case of a loss for which that the Company maintains insurance, there is no guarantee that any such insurance coverage will be sufficient or that insurance proceeds will be paid to us.

Hazards associated with high-voltage electricity transmission and industrial operations may result in suspension of our operations or the imposition of civil or criminal penalties

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale, including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. The hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties

Risks Related to the Offering of Securities

Discretion Over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering under this prospectus as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from an offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a Public Market for Certain of the Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries, and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indentures governing the Company’s debt securities are not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “DESCRIPTION OF DEBT SECURITIES”.

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading Price of Common Shares and Volatility

In recent years, the securities markets in the United States and Canada, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects for such companies. There can be no assurance that continual fluctuations in price will not occur, and the trading price of the Company’s shares may be subject to large fluctuations and may decline below the price at which an investor acquired its shares. The trading price may increase or decrease in response to a number of events and factors, which may not be within the Company’s control nor be a reflection of the Company’s actual operating performance, underlying asset values or prospects. Accordingly, investors may not be able to sell their securities at or above their acquisition cost.

Forward Looking Statements.

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, repaying indebtedness outstanding from time to time, completing acquisitions to expand mining capacity and for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the 2020 financial year, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to be potentially unstable due to the volatile nature of the cryptocurrency markets. In the event the Company experiences negative operating cash flow, the Company, among other actions, may reduce expenses or sell assets, particularly cryptocurrency, to generate sufficient cash to meet its obligations as they come due.

As of July 31, 2021 the Company had on hand cash of $26.5 million and 1,678 Bitcoin with an approximate value of $69.9 million for a total of $96.4 million of cash and cryptocurrency. The Company’s planned capital expenditures over the next 18 months are anticipated to be approximately $315 million to $345 million. The Company expects to use a majority of the proceeds raised in offerings under this prospectus to satisfy the Company’s commitments in connection with its objectives of achieving 8.0 Exahash by the end of 2022. Estimated remaining cash outflows for new Miners and related infrastructure to achieve the 3.0 Exahash objective and for the incremental 5.0 Exahash to achieve the 8.0 Exahash objective are estimated to be approximately $55 million, and $260 million to $290 million, respectively. The Company plans to continue to retain some or all of the Bitcoin it mines throughout 2021 and 2022. See “CONSOLIDATED CAPITALIZATION”.

The Company anticipates that its existing financial resources, excluding any proceeds raised under this prospectus, will be sufficient to complete all previously announced acquisitions of mining hardware with deliveries scheduled in 2021 including its mining hardware acquisitions required to reach its target of 3.0 Exahash in the first quarter of 2022. In addition, the Company anticipates that it will be able to complete its previously announced Quebec infrastructure expansion at the Cowansville Facility using its existing financial resources. See “THE COMPANY – Update to Cowansville Facility”. In order to achieve these business objectives, the Company may liquidate or borrow against the Bitcoin that have been accumulated as of the date hereof as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company presently anticipates that additional financing will be required to complete the required payments on its order of 48,000 Miners scheduled for delivery in 2022 as well as complete construction of the South American expansion, both of which are necessary for the Company to meet its broader objective of generating 8.0 Exahash of computing power by the end of 2022.

In addition, the operations of the Company may be adversely impacted by COVID-19 including the availability of and timing of delivery of mining equipment and certain key materials required to build supporting infrastructure. Further, the Company anticipates that it may be subject to higher equipment costs and shipping costs attributable to supply chain disruptions caused by COVID-19. As of the date hereof, the Company has experienced delays in deploying mining equipment due to COVID-19, primarily related to delays in procuring and installing materials required for the infrastructure buildout to support the Miners. The Company has significant orders placed and outstanding for mining and electrical equipment and construction materials whose delivery may be delayed as a result of COVID-19. See “RISK FACTORS – Risks Related to the Offering of Securities – Discretion over use of proceeds.”

Business Objective and Milestones

The Company’s primary objective is to increase shareholder value by expanding operations and maintaining its position as one of the largest publicly traded cryptocurrency mining and data center companies in the world. Specifically, the Company intends to expand its operations through the purchase of newer generations of cryptocurrency mining equipment, scaling up the capacity of its existing facilities and establishing new facilities. The Company’s ability to expand its operations will depend, in part, on its ability to raise funds to finance the expansion.

The following are the milestones and their associated estimated costs set out by the Company as of the date hereof. These estimated costs and timelines may change based on, among other things, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, and the Company’s ability to fund the underlying initiatives:

●	Complete the buildout of an additional 78 MW of electrical infrastructure in Quebec during the first quarter of 2022 at an incremental estimated cost of approximately $10 million;[1]

●	Acquire mining equipment to achieve 3.0 Exahash of computing power during the first quarter of 2022 at an estimated incremental cost of approximately $45 million[2];

●	Commence the engineering procurement and construction activity in the second half of 2021 with expected completion in 2022 of a major mining facility to exploit a 210 MW non-binding memorandum of understanding entered into with a South American energy producer at $0.022/KwH. The costs of developing the site are currently estimated to range from $45 million to $55 million[3];

●	Achieve the Company’s target of 8.0 Exahash of computing power by the end of 2022, for an aggregate increase of computing power of approximately 5.0 Exahash over the Company’s first quarter of 2022 target of 3.0 Exahash. At the prevailing cost of computing power, the Company anticipates that it will incur additional mining equipment costs of $215 million to $235 million to increase its computing power by 5.0 Exahash[4];

●	Maintain the Company’s Bitcoin retention program to grow the quantity of Bitcoin maintained on the Company’s balance sheet[5]; and

●	Engage with the Quebec government as well as other governmental and private sector energy suppliers to secure operating sites capable of housing a 50 MW or larger mining facility[6].

[1]	The Company anticipates being able to accomplish this milestone without additional financing. A significant decrease in Bitcoin price may impact the Company’s ability to accomplish this milestone without additional financing, or at all.
[2]	The Company anticipates being able to accomplish this milestone without additional financing. A significant decrease in Bitcoin price may impact the Company’s ability to accomplish this milestone without additional financing, or at all.
[3]	The Company anticipates requiring additional financing to complete this milestone and anticipates raising funds under this Prospectus to complete the milestone. The Company will only complete this milestone if and when additional financing has been obtained.
[4]	The Company anticipates requiring additional financing to complete this milestone and anticipates raising funds under this Prospectus to complete the milestone. The Company will only complete this milestone if and when additional financing has been obtained.
[5]	The continuation of the Company’s Bitcoin retention program is contingent on its ability to raise additional financing to undertake its other growth objectives, as described under the heading “Business objectives and Milestones”. If no additional financing is obtained, the Company may have to liquidate its Bitcoin retained in order to meet its financial obligations and fund certain milestones as described above.
[6]	The Company anticipates requiring additional financing to complete this milestone and anticipates raising funds under this Prospectus to complete the milestone. The Company will only complete this milestone if and when additional financing has been obtained.

CONSOLIDATED CAPITALIZATION

Subsequent to the date of the 2020 Annual Financial Statements, the Company has entered into four private placements for total gross proceeds of C$155 million in exchange for the issuance of 40,187,121 Common Shares and 36,649,385 warrants to purchase Common Shares. Further details to these transactions can be found in the material change reports dated January 7, 2021, January 14, 2021, February 10, 2021 and May 20, 2021 as well as the Company’s 2020 AIF incorporated by reference. In addition, in January 2021 Dominion Capital exercised their option to convert $5,000,000 of debt into 8,474,576 Common Shares. The Company has used the proceeds from these financings to: (i) acquire and place deposits on equipment, including approximately 17,750 Miners as of the date hereof with deliveries scheduled in 2021 in addition to the placement of orders and deposits for an additional 48,000 Miners; and (ii) retire the Company’s term loan indebtedness to Dominion Capital. All warrants issued to Dominion Capital have been exercised. The net proceeds from the private placement described in the material change report dated May 20, 2021 were used primarily for the purposes as stated, being the payment for the Company’s previously announced order of 6,600 new Miners purchased from Bitmain with expected deliveries in 2021 and the 48,000 new Miners ordered from MicroBT with expected deliveries in 2022. The total deposits placed in connection with these contracts since May 2021 is approximate $46.5 million.

There have been no material changes to the Company’s consolidated capitalization since the date of the 2020 Annual Financial Statements which have not been disclosed in this prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company’s Common Shares that we issued within the previous twelve month period, including Common Shares that we issued upon the exercise of stock options of the Company (“Options”) will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Nasdaq under the symbol “BITF” and on the TSXV under the symbol “BITF”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 165,487,977 Common Shares and no preferred shares issued and outstanding.

As of the date of this prospectus, there were: (i) 11,484,175 Common Shares issuable upon the exercise of outstanding stock options of the Company (“Options”) at a weighted average exercise price of C$4.52 and (ii) 22,732,060Common Shares reserved for issuance on exercise of 22,732,060 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of US$3.90 and 200,000 RSUs, for a total of 34,416,235 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Canada Business Corporations Act.

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “Bitfarms” refer only to Bitfarms Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedar.com.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

●	the designation, aggregate principal amount and authorized denominations of such debt securities;

●	the percentage of principal amount at which the debt securities will be issued;

●	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

●	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

●	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

●	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

●	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

●	whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

●	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

●	the denominations in which the Company will issue any registered and unregistered debt securities;

●	the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

●	whether payments on the debt securities will be payable with reference to any index or formula;

●	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

●	whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;

●	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

●	the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

●	any events of default or covenants applicable to the debt securities;

●	any terms under which debt securities may be defeased, whether at or prior to maturity;

●	whether the holders of any series of debt securities have special rights if specified events occur;

●	any mandatory or optional redemption or sinking fund or analogous provisions;

●	the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;

●	if applicable, any transfer restrictions in respect of Disqualified Holders or otherwise;

●	rights, if any, on a change of control;

●	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

●	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell these securities at a discount below their stated principal amount. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and rateably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedar.com.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of equity warrants;

●	the price at which the equity warrants will be offered;

●	the currency or currencies in which the equity warrants will be offered;

●	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

●	whether we will issue fractional shares;

●	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

●	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

●	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

●	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the equity warrants;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

●	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of debt warrants;

●	the price at which the debt warrants will be offered;

●	the currency or currencies in which the debt warrants will be offered;

●	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

●	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

●	the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

●	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of debt warrants that may be exercised at any one time;

●	whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the debt warrants;

●	whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

●	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Bitfarms may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

●	the designation and aggregate number of units being offered;

●	the price at which the units will be offered;

●	the designation, number and terms of the securities comprising the units and any agreement governing the units;

●	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

●	whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

●	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

●	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

●	the designation and aggregate number of subscription receipts being offered;

●	the price at which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

●	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

●	the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

●	the identity of the Escrow Agent;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of Bitfarms to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

●	whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Bitfarms securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether we will apply to list the subscription receipts on any exchange;

●	material Canadian federal income tax consequences of owning the subscription receipts; and

●	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Bitfarms. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (vii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

PLAN OF DISTRIBUTION

General

The Company may sell the securities of the Company offered by this prospectus (collectively, the “Securities”), separately or together, to or through underwriters, dealers or agents purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSXV, Nasdaq, or other existing trading markets for the Common Shares. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be deemed to be underwriters, and any commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution” including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of Common Shares by certain Selling Securityholders.

Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in this prospectus on Nasdaq, the TSXV or any stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this prospectus or any prospectus supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this prospectus forms a part. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this prospectus will be passed upon on the Company’s behalf by Peterson McVicar LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law related to the Company’s securities offered by this prospectus will be passed upon on behalf of the Company by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is PricewaterhouseCoopers LLP (“PWC”) at its offices located at PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5. PWC was appointed as auditor of the Company on June 18, 2020. PWC audited the financial statements of the Company for the twelve months ended December 31, 2020 and has prepared the Independent Auditors Report in respect of such financial statements, incorporated by reference herein.

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, located at 144 Menachem Begin Road, Building A, Tel-Aviv 6492102, Israel, is the former auditor of the Company and has prepared the Independent Auditors Report and audited the financial statements of the Company for the twelve months ended December 31, 2019 incorporated by reference herein.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENTS FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, and Jeffrey Lucas have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki
Nicolas Bonta	Bitfarms Ltd.
Andres Finkielsztain	18 King St. E, Suite 902
Jeffrey Lucas	Toronto, ON M5C 1C4

The Company will file with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company will appoint Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated January 25, 2021, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in some provinces and territories of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of securities under an at-the-market distribution by Bitfarms do not have the right to withdraw from an agreement to purchase the securities and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to securities purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the securities purchased by such purchaser will not be sent or delivered, as permitted under Part 9 of NI44-102.

Securities legislation in some provinces and territories of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contains a misrepresentation.

Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of securities distributed under an at-the-market distribution by Bitfarms may have against Bitfarms or its agents for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

In an offering of convertible, exchangeable, or exercisable securities, investors are cautioned that the statutory right of action for damages under Canadian securities laws for a misrepresentation contained in the prospectus or a prospectus supplement (or any amendment thereto) is limited, in certain provincial and territorial securities legislation, to the price at which the convertible, exchangeable or exercisable securities are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights, or consult with a legal advisor.

Original purchasers of convertible, exchangeable, or exercisable securities, will have a contractual right of rescission against us in respect of the exercise of such convertible, exchangeable, or exercisable securities. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the convertible, exchangeable, or exercisable security, as applicable, the total of the amount paid on original purchase of the convertible, exchangeable, or exercisable security, as applicable and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable, or exercisable security under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the convertible, exchangeable, or exercisable security under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.